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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED JULY 1, 2008

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628) and on
September 10, 2007 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: July 1, 2008
                                   By:     /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                          Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations            KCSA Strategic Communications
+972-3-516-7620                         212-896-1249/212-896-1236
roni@km-ir.co.il                        jgoldberger@kcsa.com / mcsaby@kcsa.com

                        SHAMIR OPTICAL INDUSTRY PURCHASES
                       REMAINING 49% OF ALTRA TRADING GMBH

                  ALTRA IS A WHOLLY OWNED SUBSIDIARY OF SHAMIR

     KIBBUTZ SHAMIR, ISRAEL, JULY 1, 2008, Shamir Optical Industry Ltd. (Nasdaq:
SHMR) ("Shamir"), a leading provider of innovative products and technology to the lens market, announced today that it has signed an agreement yesterday, June
30, 2008, pursuant to which it has purchased 49% of Altra Trading GmbH ("Altra")
from its minority shareholder. Prior to this transaction, Shamir held 51% of the share capital of Altra, and upon consummation of the transaction, Altra became a wholly owned subsidiary of Shamir.

     Under the terms and conditions of the agreement, Shamir will pay an amount derived from Altra's consolidated net profit for the fiscal years ending
December 31, 2008, 2009 and 2010, not to exceed the total amount of Euro
500,000. In addition, Shamir has undertaken to guarantee the repayment by Altra of the loans it received from the minority shareholder from time to time, as well as the interest on such loans. The loans will be repaid in several payments to commence on the date of the closing of the transaction, with the final payment to be paid on June 30, 2011.

     "We would like to thank our departing partner for his productive work, loyalty and dedicated service to Altra, and we wish him well in his future endeavors." said Eyal Hayardeny, chief executive officer of Shamir.

     Mr. Hayardeny concluded, "I am pleased to announce the completion of this very important transaction. We are confident that it will enable us to better control and manage our European operations. Shamir is committed to increasing its footprint in Europe and it continues to make appropriate investments in leadership, marketing and sales."

ABOUT ALTRA:

     Altra is a German distributor and holding company through which Shamir holds all of its European subsidiaries, and through which it markets and sells its products. Sales through Altra accounted for approximately 56% of Shamir's total sales in 2007. Altra has subsidiaries in Portugal, Spain, France, Turkey and the United Kingdom.

ABOUT SHAMIR:

     Shamir is a leading provider of innovative products and technology to the lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir
Piccolo(TM), Shamir Office(TM), Shamir Smart(TM) and Shamir Autograph(TM).
Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point
Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

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SHAMIR OPTICAL INDUSTRY LTD.
Kibbutz Shamir, Upper Galilee, 12135 Israel |  Tel: (972) 4-694-7810
Fax: (972) 4-695-1302 | E-mail: shamir_opt@shamir.co.il | www.shamir.co.il